UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form N-8F

Application for Deregistration of Certain Registered Investment Companies

I. GENERAL IDENTIFYING INFORMATION

1.	Reason fund is applying to deregister:

[X]	Merger

[_]	Liquidation

[_]	Abandonment of Registration

(Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

[_]	Election of status as a Business Development Company

(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.	Name of fund:

The Aquinas Funds, Inc. (the series of the company were the Aquinas Fixed Income Fund, Aquinas Value Fund, Aquinas Growth Fund and Aquinas Small-Cap Fund)

3.	Securities and Exchange Commission File No.:

811-08122

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

[X] Initial Application [_] Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

5310 Harvest Hill Road Suite 248 Dallas, Texas 75230

6.	Name, address and telephone number of the individual the Commission staff should contact with any questions regarding this form:

Frank A. Rauscher	Peter D. Fetzer
Aquinas Investment Advisers, Inc.	Foley & Lardner LLP
5310 Harvest Hill Road	Suite 3800
Suite 248	777 East Wisconsin Avenue
Dallas, Texas 75230	Milwaukee, Wisconsin 53202
Tel: (972) 233-6655	Tel: (414) 297-5596

7.	Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act:

The records held in accordance with rules 31a-1 and 31a-2 are kept by the Applicant, its Custodian, its Investment Adviser and its Administrator:

Applicant and Adviser:

Frank A. Rauscher Aquinas Investment Advisers, Inc. 5310 Harvest Hill Road Suite 248 Dallas, Texas 75230 Tel: (972) 233-6655

Custodian:

John Demarco UMB Bank, n.a. Securities Services Division P.O. Box 419226 Kansas City, Missouri 64141 Tel: (816) 860-7230

Administrator:

Denise Lewis UMB Fund Services, Inc. 803 West Michigan Street Milwaukee, Wisconsin 53233 Tel: (414) 299-2183

8.	Classification of fund:

[X]	Management Company
[_]	Unit investment trust
[_]	Face-amount certificate company

9.	Subclassification if the fund is a management company:

[X] Open-end [_] Closed-end

10.	State law under which the fund was organized or formed:

Maryland

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

Adviser (all funds):

Aquinas Investment Advisers, Inc. 5310 Harvest Hill Road Suite 248 Dallas, Texas 75230

Sub-Advisers for Aquinas Fixed Income Fund:

Income Research and Management, Inc. One Federal Street 23rd Floor Boston, Massachusetts 02110

Atlantic Asset Management, LLC (formerly known as Atlantic Asset Management Partners, LLC) 2187 Atlantic Street Stamford, Connecticut 06902

Sub-Advisers for Aquinas Value Fund:

Valenzuela Capital Partners LLC 1270 Avenue of the Americas Suite 508 New York, New York 10020

Iridian Asset Management LLC 276 Post Road West Westport, Connecticut 06880

Waite & Associates L.L.C. 350 South Grand Avenue Suite 3970 Los Angeles, California 90071

NFJ Investment Group 2121 San Jacinto Suite 1840 Dallas, Texas 75201

Beutel, Goodman Capital Management 5847 San Felipe Suite 4500 Houston, Texas 77057

Sub-Advisers for Aquinas Growth Fund:

Stralem & Company Incorporated 645 Madison Avenue New York, New York 10022

Brazos Capital Management, L.P. (formerly known as John McStay Investment Counsel, LLC) 5949 Sherry Lane Suite 1560 Dallas, Texas 75225

Sirach Capital Management, Inc. 3323 One Union Square 600 University Street Seattle, Washington 98101

Sub-Advisers for Aquinas Small-Cap Fund:

Brazos Capital Management, L.P. (formerly known as John McStay Investment Counsel, LLC) 5949 Sherry Lane Suite 1560 Dallas, Texas 75225

Income Research and Management, Inc. One Federal Street 23rd Floor Boston, Massachusetts 02110

Atlantic Asset Management, LLC (formerly known as Atlantic Asset Management Partners, LLC) 2187 Atlantic Street Stamford, Connecticut 06902

Waite & Associates L.L.C. 350 South Grand Avenue Suite 3970 Los Angeles, California 90071

NFJ Investment Group 2121 San Jacinto Suite 1840 Dallas, Texas 75201

Beutel, Goodman Capital Management 5847 San Felipe Suite 4500 Houston, Texas 77057

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

Not Applicable.

13.	If the fund is a unit investment trust (“UIT”) provide:

Not Applicable.

(a)	Depositor’s name(s) and address(es):

(b)	Trustee’s name(s) and address(es):

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund?

[_] Yes [X] No

If Yes, for each UIT state:

Name(s):

File No.: 811- _______

Business Address:

15.	(a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[X] Yes [_] No

If Yes, state the date on which the board vote took place:

March 15, 2005

If No, explain:

(b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[X] Yes [_] No

If Yes, state the date on which the shareholder vote took place:

June 16, 2005

If No, explain:

II. DISTRIBUTIONS TO SHAREHOLDERS

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

[X] Yes [_] No

(a) If Yes, list the date(s) on which the fund made those distributions:

July 8, 2005.

(b) Were the distributions made on the basis of net assets?

[X] Yes [_] No

(c) Were the distributions made pro rata based on share ownership?

[X] Yes [_] No

(d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

Not Applicable.

(e) Liquidations only:

Not Applicable

Were any distributions to shareholders made in kind?

[_] Yes [_] No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.	Closed-end funds only:

Not applicable.

Has the fund issued senior securities?

[_] Yes [_] No

If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.	Has the fund distributed all of its assets to the fund’s shareholders?

[X] Yes [_] No

If No,

(a) How many shareholders does the fund have as of the date this form is filed?

(b) Describe the relationship of each remaining shareholder to the fund:

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

[_] Yes [X] No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III. ASSETS AND LIABILITIES

20.	Does the fund have any assets as of the date this form is filed?

[_] Yes [X] No

If Yes,

Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(a) Why has the fund retained the remaining assets?

(b) Will the remaining assets be invested in securities?

[_] Yes [_] No

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

[_] Yes [X] No

If Yes,

(a) Describe the type and amount of each debt or other liability:

How does the fund intend to pay these outstanding debts or other liabilities?

IV. INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR DEREGISTRATION

22.	(a) List the expenses incurred in connection with the Merger or Liquidation:

(i) Legal expenses: $35,457

(ii) Accounting expenses: $0

(iii) Other expenses (list and identify separately):

(iv) Total expenses (sum of lines (i) — (iii) above): $35,457

(b) How were those expenses allocated?

All of these expenses were allocated to Applicant’s investment adviser, Aquinas Investment Advisers, Inc., or the surviving fund’s investment adviser, Luther King Capital Management Corporation.

(c) Who paid those expenses?

All of these expenses have been, or will be, paid by Applicant’s investment adviser, Aquinas Investment Advisers, Inc., or the surviving fund’s investment adviser, Luther King Capital Management Corporation.

(d) How did the fund pay for unamortized expenses (if any)?

There were no unamortized expenses; all expenses were accrued.

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

[_] Yes [X] No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V. CONCLUSION OF FUND BUSINESS

24.	Is the fund a party to any litigation or administrative proceeding?

[_] Yes [X] No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

[_] Yes [X] No

If Yes, describe the nature and extent of those activities:

VI. MERGERS ONLY

26.	(a) State the name of the fund surviving the Merger:

LKCM Funds (the series of the company are the LKCM Aquinas Fixed Income Fund, LKCM Aquinas Value Fund, LKCM Aquinas Growth Fund and LKCM Aquinas Small Cap Fund)

(b) State the Investment Company Act file number of the fund surviving the Merger: 811-08352

(c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

The form of Agreement and Plan of Conversion and Termination was filed with LKCM Funds’ Registration Statement on Form N-14 (Registration No. 333-124137) filed on April 18, 2005.

(d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that:

(i) He has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of The Aquinas Funds, Inc.

(ii) He is the President of The Aquinas Funds, Inc.

(iii) All actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.

THE AQUINAS FUNDS, INC.
By: /s/ Frank A. Rauscher
Frank A. Rauscher
President